                                                      [EXHIBIT 20.1 TO S-4]






                                   [PTC LETTERHEAD]


Dear Fellow Shareholder:

     We are pleased to enclose information relating to a Special Meeting of Shareholders of P.T.C. Bancorp to be held on Tuesday, April 28, 1998, at 1:00 p.m. Eastern Standard Time at the Batesville branch of People's Trust Company located at 1049 State Road 229, Batesville, Indiana.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of October 8, 1997, as amended, between Indiana United and P.T.C. Bancorp. Under the terms of this Agreement, P.T.C. Bancorp will be merged with and into Indiana United Bancorp, Greensburg, Indiana (the "Merger") and each outstanding share of Common Stock of P.T.C. Bancorp will be converted into the right to receive
1.075 Common Shares of Indiana United Bancorp (and cash, without interest, in lieu of fractional shares).

     We believe the Merger will provide you with the opportunity to participate as a shareholder in a combined company with financial and managerial resources that will be able to compete more effectively in the rapidly changing marketplace for banking and financial services, and that will be better able to take advantage of opportunities that would not be reasonably available to Indiana United without the Merger.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY. The enclosed Proxy Statement/Prospectus explains in detail the terms of the proposed Merger and related matters. Please carefully review and consider all of this information.

     Consummation of the Merger is subject to certain conditions, including but not limited to approval of the Merger by the requisite vote of the shareholders of both Indiana United Bancorp and P.T.C. Bancorp, and approval of the Merger by various regulatory authorities.

     It is very important that your shares are represented at the Special Meeting, whether or not you plan to attend in person. The affirmative vote of the holders of a majority of the Common Shares of Indiana United present and voting at the Special Meeting, assuming the presence of a quorum, is required for approval of the

Merger. Your failure to vote for approval of the Merger will have the same effect as a vote against the Merger. In order to ensure that your vote is represented at the Special Meeting, please sign, date and mail the proxy card in the enclosed envelope.

     Thank you for your cooperation and continued support.

                                        JAMES L. SANER
                                        President and Chief
                                          Executive Officer














                                          2